

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2019

Raymond W. Cohen
Chief Executive Officer
Axonics Modulation Technologies, Inc.
26 Technology Drive
Irvine, California 92618

      **Re: Axonics Modulation Technologies, Inc.**
          **Registration Statement on Form S-3**
          **Filed November 6, 2019**
          **File No. 333-234546**

Dear Mr. Cohen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at (202) 551-6761 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc:    Jason C. Dreibelbis